SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☐               Form 40-F     ☑
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐               No     ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: October 28, 2008	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, October 28, 2008
CANADIAN PACIFIC ANNOUNCES THIRD-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its third-quarter results today. Net income was $173 million down from $219 million in third-quarter 2007 and diluted earnings per share was $1.11 down from $1.41 in third-quarter 2007. This decrease is primarily due to foreign exchange impacts on long-term debt in 2007 and charges associated with the revaluation of an investment in asset backed commercial paper (ABCP). Excluding these two items, diluted earnings per share was down two per cent.
SUMMARY OF THIRD-QUARTER 2008 COMPARED WITH THIRD-QUARTER 2007 EXCLUDING FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS:
•	Diluted earnings per share decreased to $1.20 from $1.23.

•	Income was $186 million down from $190 million.

•	Total revenues rose seven per cent to $1.26 billion from $1.19 billion.

•	Operating expenses were $962 million an increase from $866 million with the price of fuel the single largest driver contributing to the increase in expenses.
“Our pricing gains and focused cost containment helped offset declines in bulk volumes,” said Fred Green, President and CEO. “Fuel expenses were a serious headwind, but we saw strong recovery in our operations with progressive improvement as we moved through the quarter. In a declining market, our operating ratio for the third quarter improved 340 basis points to 76.0 per cent from second quarter 2008 of 79.4 per cent.”
Freight revenues rose eight per cent in the third quarter on continued pricing strength, inclusive of fuel recoveries. Industrial and consumer products revenues were up 24 per cent, with automotive and intermodal revenues increasing 16 and 11 per cent respectively. Sulphur and fertilizer revenue improved eight per cent with coal improving five per cent over 2007. These gains were offset by a decrease in grain revenue of four percent due mainly to a late harvest.
Operating expenses increased 11 per cent in the third quarter driven mainly by a 49 per cent ($90 million) increase in fuel expense over the same quarter in 2007.
SUMMARY OF FIRST NINE-MONTHS 2008 COMPARED WITH FIRST NINE-MONTHS 2007
Net income for the first nine months of 2008 was $418 million compared with $604 million in 2007. Diluted earnings per share was $2.70 down from $3.87. This decrease was mostly the result of a large foreign exchange gain on long-term debt in the first nine months of 2007 and lower operating income in 2008.
EXCLUDING FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS:
•	Diluted earnings per share was $2.92 down seven per cent from $3.13.

•	Income decreased seven per cent to $453 million from $488 million.

•	Total revenues increased three per cent to $3.6 billion.

•	Operating expenses were up eight per cent to $2.9 billion.

2008 OUTLOOK
“The uncertainty associated with the global economy offsets the positive impact on our financial results of the decrease in the price of crude oil and the weakening of the Canadian dollar against the US dollar,” said Kathryn McQuade, Chief Financial Officer. “We are confirming our outlook for adjusted diluted earnings per share in the range of $4.00 — $4.20.”
This outlook assumes an average currency exchange rate of $1.04 per U.S. dollar (US$0.96) for the full year, a change from the previous assumption of the Canadian dollar at par with the U.S. dollar. Crude oil prices (WTI) are estimated to average US $105 per barrel for the year (versus the previous assumption of US $121 per barrel). Crack spreads are estimated to average US $20 per barrel for the year (versus the previous assumption of US $23 per barrel). The estimated average all-in fuel price is expected to be between US $3.35 and $3.45 per U.S. gallon for the year. The full year averages reflect assumptions for the fourth-quarter of an exchange rate of $1.14 per U.S. dollar (US$0.88) and a crude oil price of $85 per barrel.
The decrease in the price of fuel had an impact on the outlook for both revenue and expenses. CP expects to grow total revenue by four to six per cent in 2008, compared with the previous outlook of six to eight per cent. Total operating expenses are expected to increase by eight to 10 per cent, down from the previous outlook of 11 to 13 per cent. CP expects its normalized tax rate to be between 26 per cent and 27 per cent, excluding the impact of the Dakota Minnesota & Eastern Railroad (DM&E) equity pick-up. Free cash is expected to be approximately $150 million.
The 2008 outlook excludes the projected revenues and expenses of the Dakota Minnesota & Eastern Railroad (DM&E) which will be fully consolidated with CP for November and December 2008.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $3 million (a gain of $6 million after tax) in the third quarter of 2008, compared with a foreign exchange gain on long-term debt of $64 million ($43 million after tax) in the third quarter of 2007.
For the first nine months of 2008, CP had a foreign exchange loss on long-term debt of $12 million (no gain or loss after tax) compared with a foreign exchange gain of $162 million ($114 million after tax) in the first nine months of 2007.
At September 30, 2008 CP held investments in Canadian Non-Bank Asset Backed Commercial Paper (ABCP) with an original cost of approximately $144 million. In the third-quarter of 2007, CP adjusted the estimated fair value of the investment and took a charge of $22 million ($15 million after tax) and classified the investments as long-term investments. In the first quarter 2008 in recognition of changing market conditions impacting these investments, CP further adjusted the estimated fair value of the investments and took an additional charge of $21 million ($15 million after tax). In the third-quarter, again, in response to changes in market conditions, CP adjusted the estimated fair value of the investments and took a charge of $28 million ($20 million after tax), respectively.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a material change in the value of the Company’s investments in ABCP which would impact the Company’s near-term earnings.

In the second quarter of 2007 the Company recorded a future income tax benefit of $17 million as an other specified item.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term. In addition these non-GAAP measures exclude other specified items that are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted EPS”.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of the DM&E, and now excluding changes in the accounts receivable securitization program, which was terminated in the second quarter of 2008. Free cash is adjusted for the DM&E acquisition, as it is not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
Earnings that exclude the foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts: Media Leslie Pidcock Tel.: (403) 319-6878 email: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions of Canadian dollars, except per share data)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Revenues

Freight	$1,239.5	$1,147.6
Other	25.2	40.3

	1,264.7	1,187.9

Operating expenses

Compensation and benefits	312.3	313.5
Fuel	275.8	185.6
Materials	49.3	49.6
Equipment rents	44.4	49.6
Depreciation and amortization	120.8	118.0
Purchased services and other	158.9	149.9

	961.5	866.2

Revenues less operating expenses	303.2	321.7

Other charges (Note 4)	2.8	8.1
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(16.5)	—
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	28.1	21.5
Foreign exchange losses (gains) on long-term debt	2.9	(64.3)
Interest expense (Note 5)	64.5	44.9
Income tax expense (Note 6)	48.7	92.9

Net income	$172.7	$218.6

Basic earnings per share (Note 7)	$1.12	$1.43

Diluted earnings per share (Note 7)	$1.11	$1.41

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions of Canadian dollars, except per share data)

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Revenues

Freight	$3,557.0	$3,412.6
Other	74.9	106.7

	3,631.9	3,519.3

Operating expenses

Compensation and benefits	956.1	975.8
Fuel	766.3	550.5
Materials	171.3	167.6
Equipment rents	136.4	162.4
Depreciation and amortization	365.4	355.7
Purchased services and other	483.9	448.6

	2,879.4	2,660.6

Revenues less operating expenses	752.5	858.7

Other charges (Note 4)	14.4	21.1
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(40.9)	—
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	49.4	21.5
Foreign exchange losses (gains) on long-term debt	12.4	(161.5)
Interest expense (Note 5)	187.3	140.9
Income tax expense (Note 6)	111.5	232.8

Net income	$418.4	$603.9

Basic earnings per share (Note 7)	$2.72	$3.91

Diluted earnings per share (Note 7)	$2.70	$3.87

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Comprehensive income

Net income	$172.7	$218.6

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	2.2	(0.7)

Net change in losses on derivatives designated as cash flow hedges	(11.3)	(5.9)

Other comprehensive loss before income taxes	(9.1)	(6.6)

Income tax recovery (expense)	10.2	(2.5)

Other comprehensive income (loss) (Note 13)	1.1	(9.1)

Comprehensive income	$173.8	$209.5

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Comprehensive income

Net income	$418.4	$603.9

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	4.4	(3.9)

Net change in losses on derivatives designated as cash flow hedges	(3.4)	(18.9)

Other comprehensive income (loss) before income taxes	1.0	(22.8)

Income tax recovery (expense)	12.9	(3.8)

Other comprehensive income (loss) (Note 13)	13.9	(26.6)

Comprehensive income	$432.3	$577.3

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	September 30	December 31
	2008	2007
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$97.9	$378.1
Accounts receivable and other current assets (Note 9)	747.0	542.8
Materials and supplies	231.8	179.5
Future income taxes	59.1	67.3

	1,135.8	1,167.7

Investments (Note 10)	1,774.5	1,668.6
Net properties	9,628.9	9,293.1
Other assets and deferred charges (Note 15)	1,510.5	1,235.6

Total assets	$14,049.7	$13,365.0

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$280.0	$229.7
Accounts payable and accrued liabilities	1,005.9	980.8
Income and other taxes payable	65.2	68.8
Dividends payable	38.1	34.5
Long-term debt maturing within one year	248.4	31.0

	1,637.6	1,344.8

Deferred liabilities	696.1	714.6
Long-term debt (Note 11)	4,140.4	4,146.2
Future income taxes	1,770.3	1,701.5

Shareholders’ equity
Share capital (Note 12)	1,218.9	1,188.6
Contributed surplus	41.3	42.4
Accumulated other comprehensive income (Note 13)	53.5	39.6
Retained income	4,491.6	4,187.3

	5,805.3	5,457.9

Total liabilities and shareholders’ equity	$14,049.7	$13,365.0

Commitments and contingencies (Note 19).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Operating activities
Net income	$172.7	$218.6
Add (deduct) items not affecting cash:
Depreciation and amortization	120.8	118.0
Future income taxes	29.9	72.1
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	28.1	21.5
Foreign exchange losses (gains) on long-term debt	2.9	(64.3)
Amortization of deferred charges	2.3	3.0
Equity income, net of cash received	(14.2)	—
Restructuring and environmental remediation payments (Note 8)	(11.9)	(13.8)
Other operating activities, net	(47.6)	(14.2)
Change in non-cash working capital balances related to operations	(0.2)	0.5

Cash provided by operating activities	282.8	341.4

Investing activities
Additions to properties	(242.1)	(206.0)
Additions to investments and other assets (Note 15)	(20.5)	(4.9)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(0.8)	—
Net proceeds from disposal of transportation properties	17.0	0.8
Investment in Canadian third party asset-backed commercial paper (Note 10)	—	(143.6)

Cash used in investing activities	(246.4)	(353.7)

Financing activities
Dividends paid	(38.1)	(34.8)
Issuance of CP Common Shares	1.3	4.1
Purchase of CP Common Shares	—	(3.0)
Net increase in short-term borrowing	25.0	—
Repayment of long-term debt	(7.6)	(6.9)

Cash used in financing activities	(19.4)	(40.6)

Cash position
Increase (decrease) in cash and cash equivalents	17.0	(52.9)
Cash and cash equivalents at beginning of period	80.9	392.1

Cash and cash equivalents at end of period	$97.9	$339.2

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars)

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Operating activities
Net income	$418.4	$603.9
Add (deduct) items not affecting cash:
Depreciation and amortization	365.4	355.7
Future income taxes	57.8	168.3
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	49.4	21.5
Foreign exchange losses (gains) on long-term debt	12.4	(161.5)
Amortization of deferred charges	7.4	9.2
Equity income, net of cash received	(35.0)	—
Restructuring and environmental remediation payments (Note 8)	(36.4)	(39.0)
Other operating activities, net	(43.2)	(16.0)
Change in non-cash working capital balances related to operations (Note 9)	(170.4)	(8.5)

Cash provided by operating activities	625.8	933.6

Investing activities
Additions to properties	(606.8)	(568.6)
Additions to investments and other assets (Note 15)	(213.0)	(16.6)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(8.3)	—
Net proceeds from disposal of transportation properties	14.4	9.3
Investment in Canadian third party asset-backed commercial paper (Note 10)	—	(143.6)

Cash used in investing activities	(813.7)	(719.5)

Financing activities
Dividends paid	(110.6)	(98.6)
Issuance of CP Common Shares	18.3	29.2
Purchase of CP Common Shares	—	(231.1)
Net increase in short-term borrowing	50.3	—
Issuance of long-term debt (Note 11)	1,068.7	485.1
Repayment of long-term debt	(1,088.1)	(183.8)
Settlement of treasury rate lock (Note 14)	(30.9)	—

Cash (used in) provided by financing activities	(92.3)	0.8

Cash position
(Decrease) increase in cash and cash equivalents	(280.2)	214.9
Cash and cash equivalents at beginning of period	378.1	124.3

Cash and cash equivalents at end of period	$97.9	$339.2

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Share capital
Balance, beginning of period	$1,216.9	$1,182.0

Shares issued under stock option plans	2.0	5.2

Balance, end of period	1,218.9	1,187.2

Contributed surplus
Balance, beginning of period	39.8	38.7

Stock compensation expense	1.5	1.9

Balance, end of period	41.3	40.6

Accumulated other comprehensive income
Balance, beginning of period	52.4	62.9

Other comprehensive income (loss) (Note 13)	1.1	(9.1)

Balance, end of period	53.5	53.8

Retained income
Balance, beginning of period	4,356.9	3,694.9

Net income for the period	172.7	218.6

Dividends	(38.0)	(34.0)

Balance, end of period	4,491.6	3,879.5

Total accumulated other comprehensive income and retained income	4,545.1	3,933.3

Shareholders’ equity, end of period	$5,805.3	$5,161.1

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Share capital
Balance, beginning of period	$1,188.6	$1,175.7

Shares issued under stock option plans	30.3	36.0

Shares purchased	—	(24.5)

Balance, end of period	1,218.9	1,187.2

Contributed surplus
Balance, beginning of period	42.4	32.3

Stock compensation expense	8.3	9.0

Stock compensation related to shares issued under stock option plans	(9.4)	(0.7)

Balance, end of period	41.3	40.6

Accumulated other comprehensive income
Balance, beginning of period	39.6	66.4

Adjustment for change in accounting policy	—	14.0

Adjusted balance, beginning of period	39.6	80.4

Other comprehensive income (loss) (Note 13)	13.9	(26.6)

Balance, end of period	53.5	53.8

Retained income
Balance, beginning of period	4,187.3	3,582.1

Adjustment for change in accounting policy	—	4.0

Adjusted balance, beginning of period	4,187.3	3,586.1

Net income for the period	418.4	603.9

Shares purchased	—	(206.6)

Dividends	(114.1)	(103.9)

Balance, end of period	4,491.6	3,879.5

Total accumulated other comprehensive income and retained income	4,545.1	3,933.3

Shareholders’ equity, end of period	$5,805.3	$5,161.1

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2007 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Generally Accepted Accounting Principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Financial Instrument and Capital Disclosures

The CICA has issued the following accounting standards effective for fiscal periods beginning in 2008: Section 3862 “Financial Instruments — Disclosures”, Section 3863 “Financial Instruments — Presentation”, and Section 1535 “Capital Disclosures”.

Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” revise disclosure requirements related to financial instruments, including hedging instruments.

Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.

These new accounting standards have not impacted the amounts reported in the Company’s financial statements; however, they have resulted in expanded note disclosure (see Note 14 and Note 20).

Inventories

The CICA has issued accounting standard Section 3031 “Inventories” which became effective January 1, 2008. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not impact the Company’s financial statements.

3	Future accounting changes

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. The new Section will be applicable on a retrospective basis with restatement to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. At this time the impact on the Company’s future financial position and results of operations is not reasonably determinable or estimable. CP is currently developing appropriate accounting policies under IFRS and assessing the impact that these policy changes will have.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
4	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Amortization of discount on accruals recorded at present value	$1.5	$2.0	$4.6	$6.2
Other exchange (gains) losses	(0.7)	2.3	1.2	4.3
Loss on sale of accounts receivable	—	1.5	2.7	4.2
Losses (gains) on non-hedging derivative instruments	0.3	0.5	(0.6)	0.1
Other	1.7	1.8	6.5	6.3

Total other charges	$2.8	$8.1	$14.4	$21.1

5	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Interest expense	$66.2	$51.5	$195.7	$152.6
Interest income	(1.7)	(6.6)	(8.4)	(11.7)

Total interest expense	$64.5	$44.9	$187.3	$140.9

6	Income taxes

During the nine months ended September 30, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense for the nine months ended September 30, 2008, related to the revaluation of its future income tax balances as at December 31, 2007. For the three months ended September 30, 2008, no benefits were recorded.

Cash taxes paid for the quarter ended September 30, 2008, were $4.9 million (three months ended September 30, 2007 — cash taxes refunded were $0.9 million). Cash taxes paid in the nine months ended September 30, 2008 were $62.8 million (nine months ended September 30, 2007 — $8.9 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
7	Earnings per share

At September 30, 2008, the number of shares outstanding was 153.8 million (September 30, 2007 — 153.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Weighted average shares outstanding	153.8	153.2	153.6	154.3
Dilutive effect of stock options	1.3	1.8	1.6	1.6

Weighted average diluted shares outstanding	155.1	155.0	155.2	155.9

(in dollars)
Basic earnings per share	$1.12	$1.43	$2.72	$3.91
Diluted earnings per share	$1.11	$1.41	$2.70	$3.87

For the three and nine months ended September 30, 2008, 1,227,750 and 821,133 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2007 — 733 and 1,861 options).

8	Restructuring and environmental remediation

At September 30, 2008, the provision for restructuring and environmental remediation was $210.7 million (December 31, 2007 — $234.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
8	Restructuring and environmental remediation (continued)

Three months ended September 30, 2008

	Opening					Closing
	Balance				Foreign	Balance
	July 1			Amortization	Exchange	September 30
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$112.9	—	(8.8)	0.9	1.2	$106.2

Other non-labour liabilities for exit plans	0.6	—	(0.1)	—	—	0.5

Total restructuring liability	113.5	—	(8.9)	0.9	1.2	106.7

Environmental remediation program	103.7	1.0	(3.0)	—	2.3	104.0

Total restructuring and environmental remediation liability	$217.2	1.0	(11.9)	0.9	3.5	$210.7

Three months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	July 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$163.6	0.5	(10.7)	1.5	(2.1)	$152.8

Other non-labour liabilities for exit plans	1.1	(0.2)	(0.1)	—	—	0.8

Total restructuring liability	164.7	0.3	(10.8)	1.5	(2.1)	153.6

Environmental remediation program	112.7	0.9	(3.0)	—	(3.9)	106.7

Total restructuring and environmental remediation liability	$277.4	1.2	(13.8)	1.5	(6.0)	$260.3

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
8	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2008

	Opening					Closing
	Balance				Foreign	Balance
	January 1			Amortization	Exchange	September 30
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$129.2	1.5	(29.4)	3.1	1.8	$106.2

Other non-labour liabilities for exit plans	0.8	—	(0.3)	—	—	0.5

Total restructuring liability	130.0	1.5	(29.7)	3.1	1.8	106.7

Environmental remediation program	104.0	2.9	(6.7)	—	3.8	104.0

Total restructuring and environmental remediation liability	$234.0	4.4	(36.4)	3.1	5.6	$210.7

Nine months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	January 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(1.6)	(32.8)	4.7	(4.9)	$152.8

Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	—	(0.2)	0.8

Total restructuring liability	188.8	(1.8)	(33.0)	4.7	(5.1)	153.6

Environmental remediation program	120.2	2.2	(6.0)	—	(9.7)	106.7

Total restructuring and environmental remediation liability	$309.0	0.4	(39.0)	4.7	(14.8)	$260.3

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
9	Accounts Receivable

As at March 31, 2008, the Company had an accounts receivable securitization program. Under the terms of the program, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. In the second quarter of 2008, the Company’s accounts receivable securitization program was terminated and settled. As a result, the Company’s Consolidated balance sheet, Accounts receivable and other current assets increased by $120.0 million and in the Statement of consolidated cash flows the Change in non-cash working capital balances related to operations reflected an outflow of $120.0 million. As well, the related servicing asset and liability which had previously been recognized are no longer required to be maintained and were settled as part of the termination.

10	Investments

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

On October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E. The Company is currently accounting for the purchase by the equity method until the effective date of the approval of the acquisition by the United States Surface Transportation Board ( “STB”). On September 30, 2008, the Company received regulatory approval for the acquisition from the STB effective October 30, 2008. The Company will consolidate its investment in DM&E subsequent to the effective date.

The purchase price was a $1.496 billion cash payment, including a $6 million post closing adjustment in the first quarter of 2008, and transaction costs of $16 million incurred to September 30, 2008. Future contingent payments of up to approximately US$1.05 billion plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon achievement of certain milestones.

The equity income from the Company’s investment in DM&E, which is recorded net of tax, was $16.5 million during the three months ended September 30, 2008 and $40.9 million during the nine months ended September 30, 2008. The difference between cost and the net book value of DM&E at the date of acquisition was US$976.4 million. For the three months ended September 30, 2008 the equity income from the Company’s investment in DM&E was reduced by $3.7 million to recognize additional depreciation expense based on the assigned cost using fair values at the date of acquisition and $0.5 million to recognize amortization of the fair value of intangible assets acquired. For the nine months ended September 30, 2008, the additional depreciation expense was $10.4 million and the amortization of intangible assets was $1.4 million.

The following table reflects the revised purchase price allocation, based on the fair value of DM&E’s assets and liabilities acquired at acquisition, which are subject to final valuations in the fourth quarter of 2008. The impact of these valuations is not expected to have a material effect on the results of operations.

(in millions)	October 4, 2007

Current assets	$93
Railroad properties	1,943
Intangible assets	50
Goodwill	156
Other assets	2

Total assets acquired	2,244

Current liabilities	104
Future income taxes	576
Debt and other liabilities	68

Total liabilities assumed	748

Investment in net assets of DM&E	$1,496

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
10	Investments (continued)

Canadian Third Party Asset-backed Commercial Paper (“ABCP”)

At September 30, 2008, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On March 17, 2008, a court order was obtained which commenced the process of restructuring the ABCP under the protection of the Companies’ Creditors Arrangement Act (“CCAA”). A vote of the holders of the ABCP approving the restructuring occurred on April 25, 2008, and on June 25, 2008 a court order sanctioning the restructuring of the ABCP was made pursuant to the CCAA. All appeals of the sanction order have been dismissed or denied and it is now final.

On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
•	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset (TA) Tracking long-term floating rate notes with a maturity of approximately eight and one-half years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

•	$117.7 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months. The Company expects to receive replacement notes with par values as follows:
•	Class A-1: $59.7 million

•	Class A-2: $46.5 million

•	Class B: $8.0 million

•	Class C: $3.5 million
The replacement senior notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and

•	$13.4 million is represented by assets that have an exposure to US mortgages and sub-prime mortgages and assets that are held in a satellite trust that will be terminated when the restructuring is effective. On restructuring, the Company is likely to receive Ineligible Asset (IA) Tracking long-term floating rate notes with maturities of approximately between five years and three months and eight years and seven months. In addition, the Company will receive other tracking notes of approximately $1.2 million which are expected to be paid down when the restructuring is effective with recoveries of 5.9% of principal. Certain of these notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive. DBRS has indicated that certain IA tracking notes may be unrated.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
10	Investments (continued)

The valuation technique used by the Company to estimate the fair value of its investment in ABCP at September 30, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

Probability weighted average interest rate	3.6 per cent
Weighted average discount rate	8.1 per cent
Maturity of long-term floating rate notes	five to nine years, other than certain tracking notes to be paid down on restructuring
Credit losses	rated notes(1): nil to 55 percent
unrated notes(2): 15 to 100 percent

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and other tracking notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

One of the cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. In addition, while the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with a successful approval of the restructuring plan.

In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at September 30, 2008, excluding $6.1 million of accrued interest, which has been recognized separately in the balance sheet. This represents a reduction in the estimated fair value of $28.1 million from June 30, 2008 as a result of the worsening credit markets and expected termination of certain tracking notes. In addition, it represents a reduction of $49.4 million from the estimated fair value at December 31, 2007. Charges to income of $28.1 million before tax ($19.8 million after tax) and $21.3 million before tax ($15.0 million after tax) were recorded in the third and the first quarters of 2008, respectively. These represent 20 percent and 15 percent of the original value, bringing the total write-down to an aggregate of approximately 49 percent of the original value, or 47 percent of the original value plus accrued interest. In addition, a charge to income of $21.5 million ($15 million after tax), representing approximately 15 percent of the original value, was recorded in the third quarter of 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
10	Investments (continued)

Sensitivity analysis is presented below for key assumptions:

Change in fair value
(in millions)	of ABCP
Probability of successful restructuring
1 percent increase	$0.1
1 percent decrease	$(0.1)

Interest rate
50 basis point increase	$2.5
50 basis point decrease	$(2.5)

Discount rate
50 basis point increase	$(2.2)
50 basis point decrease	$2.3

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.

11	Long-term debt

During the second quarter of 2008, the Company issued US$400 million 5.75% 5-year notes, US$300 million 6.50% 10-year notes and CDN$375 million 6.25% 10-year notes. Net proceeds from these offerings were CDN$1,068.7 million. The notes are unsecured, but carry a negative pledge. The proceeds from these offerings were used to partially repay the bridge financing.

12	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Share capital, beginning of period	153.8	153.1	153.3	155.5

Shares issued under stock option plans	—	0.1	0.5	0.9

Shares purchased	—	—	—	(3.2)

Share capital, end of period	153.8	153.2	153.8	153.2

For the nine months ended September 30, 2008, there were no shares repurchased (for the nine months ended September 30, 2007, 3.2 million shares were purchased at an average price per share of $71.99).

Purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended September 30
		2008
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(57.8)	$7.9	$(49.9)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	60.0	—	60.0

Realized gain on cash flow hedges settled in the period	(3.5)	1.0	(2.5)

Increase in unrealized holding losses on cash flow hedges	(7.7)	2.3	(5.4)

Realized gain on cash flow hedges settled in prior periods	(0.1)	(1.0)	(1.1)

Other comprehensive (loss) income	$(9.1)	$10.2	$1.1

	For the three months ended September 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$29.8	$(4.6)	$25.2

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(30.5)	—	(30.5)

Realized gain on cash flow hedges settled in the period	(3.1)	1.1	(2.0)

Decrease in unrealized holding gains on cash flow hedges	(2.7)	1.0	(1.7)

Realized gain on cash flow hedges settled in prior periods	(0.1)	—	(0.1)

Other comprehensive loss	$(6.6)	$(2.5)	$(9.1)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

	For the nine months ended September 30
		2008
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(92.8)	$12.6	$(80.2)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	97.2	—	97.2

Realized gain on cash flow hedges settled in the period	(12.4)	3.7	(8.7)

Decrease in unrealized holding losses on cash flow hedges	7.5	(2.9)	4.6

Realized loss on cash flow hedges settled in prior periods	1.5	(0.5)	1.0

Other comprehensive income	$1.0	$12.9	$13.9

	For the nine months ended September 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$67.5	$(10.4)	$57.1

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(71.4)	—	(71.4)

Realized gain on cash flow hedges settled in the period	(11.2)	3.9	(7.3)

Decrease in unrealized holding gains on cash flow hedges	(9.2)	3.2	(6.0)

Realized loss on cash flow hedges settled in prior periods	1.5	(0.5)	1.0

Other comprehensive loss	$(22.8)	$(3.8)	$(26.6)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Accumulated other comprehensive income

Three months ended September 30, 2008

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2008	change	2008

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$266.3	$(49.9)	$216.4

Foreign exchange loss on net investment in U.S. subsidiaries	(209.7)	60.0	(149.7)

Unrealized effective losses on cash flow hedges	(2.4)	(7.9)	(10.3)

Deferred loss on settled hedge instruments	(1.8)	(1.1)	(2.9)

Accumulated other comprehensive income	$52.4	$1.1	$53.5

Three months ended September 30, 2007

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2007	change	2007

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$267.2	$25.2	$292.4

Foreign exchange loss on net investment in U.S. subsidiaries	(209.4)	(30.5)	(239.9)

Unrealized effective gains on cash flow hedges	9.3	(3.7)	5.6

Deferred loss on settled hedge instruments	(4.2)	(0.1)	(4.3)

Accumulated other comprehensive income	$62.9	$(9.1)	$53.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

Accumulated other comprehensive income

Nine months ended September 30, 2008

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Sept. 30,
(in millions)	2008	change	2008
Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$296.6	$(80.2)	$216.4

Foreign exchange loss on net investment in U.S. subsidiaries	(246.9)	97.2	(149.7)

Unrealized effective losses on cash flow hedges	(6.2)	(4.1)	(10.3)

Deferred loss on settled hedge instruments	(3.9)	1.0	(2.9)

Accumulated other comprehensive income	$39.6	$13.9	$53.5

     Nine months ended September 30, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	Sept. 30,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$57.1	$292.4

Foreign exchange loss on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(71.4)	(239.9)

Unrealized effective gains of cash flow hedges	—	18.9	18.9	(13.3)	5.6

Deferred loss on settled hedge instruments	—	(5.3)	(5.3)	1.0	(4.3)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(26.6)	$53.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

During the next twelve months, the Company expects $10.3 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Existing derivative instruments designated as cash flow hedges will be fully matured by December 31, 2009.

14	Financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables Accounts receivable and other current assets — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value as determined at the time using discounted cash flow analysis and observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities, short-term borrowings, and deferred liabilities — The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value as determined at the time using the quoted market prices for the same or similar debt instruments.

Available for sale
Investments — Certain equity investments which are recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established as there are no quoted prices in an active market for these investments.

Held for trading
Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments and changes in fair values of such derivatives are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — Canadian third party asset-backed commercial paper (ABCP) is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider (see Note 10).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

The table below reconciles carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories:

(in millions)	September 30, 2008			December 31, 2007
	Carrying	Carrying		Carrying	Carrying
	Value of	Value of		Value of	Value of
	Financial	Other	Balance	Financial	Other	Balance
	Assets /	Assets /	Sheet	Assets /	Assets /	Sheet
	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount

Assets
Cash and cash equivalents	$97.9	$—	$97.9	$378.1	$—	$378.1

Accounts receivable and other current assets
Accounts receivable	681.7	—		483.0	—
Current portion of crude oil swaps	11.7	—		12.9	—
Current portion of interest rate swaps	3.8	—		—	—
Other	—	49.8		—	46.9

	697.2	49.8	747.0	495.9	46.9	542.8

Investments
Equity investments at cost	1.4	—		1.3	—
Long-term receivables at amortized cost	10.7	—		17.5	—
ABCP	72.7	—		122.1	—
Other	—	1,689.7		—	1,527.7

	84.8	1,689.7	1,774.5	140.9	1,527.7	1,668.6

Other assets and deferred charges
Long-term portion of crude oil swaps	3.0	—		8.5	—
Long-term portion of currency forward	3.5	—		—	—
Long-term portion of interest rate swaps	4.5	—		—	—
Other	—	1,499.5		—	1,227.1

	11.0	1,499.5	1,510.5	8.5	1,227.1	1,235.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

(in millions)	September 30, 2008			December 31, 2007
	Carrying	Carrying		Carrying	Carrying
	Value of	Value of		Value of	Value of
	Financial	Other	Balance	Financial	Other	Balance
	Assets /	Assets /	Sheet	Assets /	Assets /	Sheet
	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount
Liabilities
Short-term borrowings	$280.0	—	$280.0	$229.7	—	$229.7

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities	765.9	—		750.6	—
Current portion of foreign exchange contracts on fuel	1.1	—		2.1	—
Current portion of treasury rate lock	—	—		30.6	—
Current portion of interest rate swaps	—	—		(1.0)	—
Total return swap	25.7	—		—	—
Other	—	213.2		—	198.5

	792.7	213.2	1,005.9	782.3	198.5	980.8

Long-term debt maturing within one year	248.4	—	248.4	31.0	—	31.0

Deferred liabilities
Long-term portion of foreign exchange contracts on fuel	0.3	—		1.5	—
Long-term portion of currency forward	—	—		15.7	—
Long-term portion of interest rate swaps	—	—		(4.5)	—
Total return swap	—	—		3.8	—
Long-term portion of Accounts payable and accrued liabilities	39.6	—		41.9	—
Other	—	656.2		—	656.2

	39.9	656.2	696.1	58.4	656.2	714.6

Long-term debt	4,140.4	—	4,140.4	4,146.2	—	4,146.2

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,388.8 million at September 30, 2008 (December 31, 2007 — $4,177.2 million) and a fair value of approximately $4,302.1 million at September 30, 2008 (December 31, 2007 — $4,302.6 million). The fair value of publicly traded long-term debt is determined based on market prices at September 30, 2008 and December 31, 2007, respectively. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

Financial risk management

In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, other price risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a Financial Risk Management (FRM) framework. The FRM goals and strategy are outlined below:

FRM objectives:
• Maintaining sound financial condition as an ongoing entity;

• Optimizing earnings per share and cash flow;

• Financing operations of the group of CP companies at the optimal cost of capital; and

• Ensuring liquidity to all Canadian and U.S. operations.
In order to satisfy the objectives above, the Company has adopted the following strategies:
• Prepare multi-year planning and budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

• Measure the extent of operating risk within the business;

• Identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

• Utilize financial instruments, including derivatives to manage the remaining residual risk to levels that fall within the risk tolerance of the Company.
Under the governance structure established by the Company and approved by the Audit, Finance and Financial Risk Management Committee (“Audit Committee”), the Board of Directors has the authority to approve the Financial Risk Management Policies of the Company. The Board has delegated to the Audit Committee the accountability for ensuring a structure is in place to ensure compliance with the individual Corporate Risk Management Policies across the Company’s operations.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in foreign exchange (“FX”) rates, interest rates, fuel price, and share price. The use of any derivative instruments is carried out in accordance with approved trading limits and authorized counterparties as specified in the policy and/or mandate. It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Risk factors

The following is a discussion of market, credit and liquidity risks and related mitigation strategies that have been identified through the FRM framework. This is not an exhaustive list of all risks, nor will the mitigation strategies eliminate all risks listed. Risks related to the Company’s investment in ABCP are discussed in more detail in Note 10.

Foreign exchange risk

This risk refers to the fluctuation of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian dollars and U.S. dollars. The Company’s income is exposed to FX risk largely in the following ways:

•   Translation of U.S. dollar denominated revenues and expenses into Canadian dollars — When the Canadian dollar changes relative to the U.S. dollar, income reported in Canadian dollars will change. The impact of a strengthening Canadian dollar on U.S. dollar revenues and expenses will reduce net income because the Company has more U.S. dollar revenues than expenses. This impact is excluded from the sensitivity in the table below; and

•   Translation of U.S. dollar denominated debt and other monetary items — A strengthening Canadian dollar will reduce the Company’s U.S. dollar denominated debt in Canadian dollar terms and generate a FX gain on long-term debt, which is recorded in income. The Company calculates FX on long-term debt using the difference in FX rates at the beginning and at the end of each reporting period. Other U.S. dollar denominated monetary items will also be impacted by changes in FX rates.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

Foreign exchange management

In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate the Company negotiates with U.S. customers and suppliers to reduce the net exposure. The Company may from time to time reduce residual exposure by hedging revenues through FX forward contracts. The Company had no revenue forward sales of U.S. dollars outstanding at September 30, 2008.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, for long-term debt denominated in U.S. dollars in Canada, the Company may enter into currency forwards to hedge debt that is denominated in U.S. dollars.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

The table below depicts the quarterly impact to net income and other comprehensive income of long-term debt, including currency forward contracts on long-term debt, had the exchange rate increased or decreased by one cent. The impact on other U.S. dollar denominated monetary items is not considered to be material.

	Three months ended
	September 30, 2008
		Impact to Other
	Impact to	comprehensive
(in millions)	Net income	income

1 cent strengthening in Canadian dollar	$(1.6)	$(2.2)
1 cent weakening in Canadian dollar	1.6	2.2

Note: All variables excluding FX are held constant. Impact to net income would be decreased by $11.2 million and to other comprehensive income would be increased by $11.2 million if the net investment hedge was not included in the above table.

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. During the three and nine months ended September 30, 2008, the Company recorded a gain on this derivative of $15.0 million and $19.2 million, respectively, in “Foreign exchange (gain) loss on long-term debt”. For the three months ended September 30, 2007, the Company recorded a loss of $17.6 million and a loss of $19.6 million for the nine months ended September 30, 2007. At September 30, 2008, the unrealized gain on the forward was $3.5 million (December 31, 2007 — unrealized loss of $15.7 million).

Interest rate risk

This refers to the risk that the fair value or income and future cash flows of a financial instrument will vary as a result of changes in market interest rates.

In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of the debt.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

The table below depicts the exposure to floating and fixed interest rates for all financial assets and liabilities:

(in millions)	September 30, 2008
	At	At
	floating	fixed
	interest	interest
	rates	rates

Financial assets
Cash and short-term investments	$97.9	$—
ABCP	72.7	—

Financial liabilities
Short-term borrowings	280.0	—
Long-term debt(1)	569.6	3,819.2

(1)	Includes impact of interest rate swaps
Interest rate management

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

The table below depicts the quarterly impact to net income and other comprehensive income had interest rates increased or decreased by 50 basis points. Typically, as rates increase, net income decreases.

Three months ended
(in millions)	September 30, 2008
Impact to
Net
income

50 basis point increase in rates	$(0.5)
50 basis point decrease in rates	0.5

Note:	All variables excluding interest rates are held constant.
At September 30, 2008, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a notional amount of US$200 million or $212.8 million. The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the three months ended September 30, 2008, the Company recorded a gain of $1.0 million and a gain of $2.1 million for the nine months ended September 30, 2008, to “Interest expense”. For the three months ended September 30, 2007, the Company recorded a loss of $0.3 million and a loss of $1.1 million for the nine months ended September 30, 2007. At September 30, 2008, the unrealized gain, derived from the fair value of the swap, was $8.2 million (December 31, 2007 — $5.5 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

The following table discloses the terms of the swap agreements at September 30, 2008:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$212.8
Fixed receiving rate	6.250%
Variable paying rate — three months ended September 30, 2008	4.570%

Based on U.S. three-month LIBOR.
During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued. These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation losses of $1.3 million due to some ineffectiveness were recognized and recorded in net income during 2008. Effective hedge losses of $28.7 million will be deferred in accumulated other comprehensive income and will be amortized in earnings as an adjustment to interest expense.

Stock-based compensation risk

This risk refers to the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include deferred share units, restricted share units, performance share units and share appreciation rights. As the share price appreciates, these instruments are marked to market increasing compensation expense.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of the four types of stock-based compensation programs noted above. These are derivatives that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps minimize volatility to compensation expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions.

The table below depicts the quarterly impact to net income as a result of the TRS had the share price increased or decreased $1 from the closing share price on September 30, 2008.

Three months
ended September
(in millions)	30, 2008
Impact to
Net income

$1 increase in share price	$1.7
$1 decrease in share price	(1.7)

Note:	All variables excluding share price are held constant.
During the three months ended September 30, 2008, Compensation and benefits expense increased by $27.9 million and $21.9 million for the nine months ended September 30, 2008 due to unrealized losses for these swaps. For the three months ended September 30, 2007, the Company recorded an unrealized loss of $10.0 million and an unrealized gain of $12.8 million for the nine months ended September 30, 2007. At September 30, 2008, the unrealized loss on the swap was $25.7 million (December 31, 2007 — unrealized loss of $3.8 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

Commodity risk

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Because fuel expense constitutes a large portion of the Company’s operating costs, volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

Fuel price management

The impact of variable fuel expense is mitigated substantially through fuel recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

The table below depicts the quarterly impact to net income (excluding recoveries through pricing mechanisms) and other comprehensive income as a result of our crude forward contracts had the price of West Texas Intermediate (“WTI”) changed by $1 for the three months ended September 30, 2008:

	Three months ended
(in millions)	September 30, 2008
		Impact to Other
	Impact to	Comprehensive
	Net income	income

$1 increase in price per barrel	$0.1	$0.2
$1 decrease in price per barrel	(0.1)	(0.2)

Note:	All variables excluding WTI per barrel are held constant.
At September 30, 2008, the Company had crude forward contracts, which are accounted for as cash flow hedges, to purchase approximately 219,000 barrels over the 2008-2009 period at average quarterly prices ranging from US$35.17 to US$38.19 per barrel. This represents approximately 2% of estimated fuel purchases in 2008 and 2009. At September 30, 2008, the unrealized gain on these forward contracts was $14.7 million (December 31, 2007 — $21.4 million).

At September 30, 2008, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$8.0 million over the 2008-2009 period at exchange rates ranging from 1.2276 to 1.2611. At September 30, 2008, the unrealized loss on these forward contracts was $1.3 million (December 31, 2007 — $3.5 million).

In addition at September 30, 2008, the Company had diesel forward contracts which were not designated and accounted for as cash flow hedges, to purchase approximately 30,000 barrels during the fourth quarter of 2008 at an average price of US$130.83 per barrel. This represents approximately 2% of estimated fuel purchases in the quarter. At September 30, 2008, the unrealized gain on these forward contracts was not significant.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

For the three months ended September 30, 2008, “Fuel expense” was reduced by $3.4 million (three months ended September 30, 2007 — $3.5 million) as a result of $3.8 million in realized gains (three months ended September 30, 2007 — $4.1 million) arising from settled swaps, partially offset by $0.4 million in realized losses (three months ended September 30, 2007 — $0.6 million) arising from the settled FX forward contracts. For the nine months ended September 30, 2008, fuel expense was reduced by $12.2 million (nine months ended September 30, 2007 — $12.9 million) as a result of $13.9 million in realized gains (nine months ended September 30, 2007 — $14.7 million) arising from settled swaps, partially offset by $1.7 million in realized losses (nine months ended September 30, 2007 — $1.8 million) arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in ABCP are discussed in more detail in Note 10.

Credit risk management

The railway industry serves predominantly financially established customers and as a result the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows at September 30, 2008:

(in millions)
Up to date	$518.7
Under 30 days past due	98.4
30-60 days past due	18.7
61-90 days past due	11.2
Over 91 days past due	34.7

$681.7

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of ABCP, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of ABCP, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk include our financial asset values reported in the table above, reconciling the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories, and an indeterminable maximum under guarantees as discussed in Note 19.

Liquidity risk

The Company monitors and manages its liquidity risk to ensure access to sufficient funds to meet operational and investing requirements.

Liquidity risk management

The Company has long-term debt ratings of Baa3, BBB, and BBB from Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”), and DBRS respectively. The S&P rating has a negative outlook, while the ratings of Moody’s and DBRS have a stable outlook. The Company intends to manage its capital structure and liquidity at levels that sustain an investment grade rating.

The Company has a five year revolving credit facility of $945 million, with an accordion feature to $1.15 billion, of which $325 million was available on September 30, 2008.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

This facility is arranged with a core group of highly rated international financial institutions and they incorporate pre-agreed pricing. The revolving credit facility is available on next day terms.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of the Company’s investment policy.

The table below reflects the contractual maturity of the Company’s undiscounted cash flows for its financial liabilities and derivatives:

(in millions)	As at September 30, 2008
	2008	2009 — 2011	2012+	Total

Financial liabilities
Short-term borrowings	$280.0	$—	$—	$280.0
Accounts payable and accrued liabilities	765.9	39.6	—	805.5
Total return swap	—	25.7	—	25.7
Foreign exchange contracts on fuel	1.1	0.3	—	1.4
Long-term debt (1)	9.7	1,228.4	3,770.1	5,008.2

(1)	Includes principal on long-term debt and undiscounted payments on capital leases
15	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of locomotives and freight car assets of $20.9 million and $213.0 million for the three and nine months ended September 30, 2008, respectively (three and nine months ended September 30, 2007 — $2.6 million and 14.5 million, respectively). These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
16	Stock-based compensation

In 2008, under CP’s stock option plans, the Company issued 1,360,800 options to purchase Common Shares at the weighted average price of $71.59 per share, based on the closing price on the grant date. In tandem with these options, 425,850 stock appreciation rights were issued at the weighted average exercise price of $71.53.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,981,108	43.97	6,815,494	$38.50
New options granted	1,360,800	71.59	1,304,200	62.60
Exercised	(531,860)	34.49	(934,381)	31.99
Forfeited/cancelled	(91,450)	47.78	(165,855)	36.16

Outstanding, September 30	7,718,598	49.45	7,019,458	$43.90

Options exercisable at September 30	4,608,798	38.39	4,068,654	$34.08

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $14.1 million for options issued in the first nine months of 2008 (first nine months of 2007 — $11.3 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2008	2007

Expected option life (years)	4.39	4.00
Risk-free interest rate	3.54%	3.90%
Expected stock price volatility	22%	22%
Expected annual dividends per share	$0.99	$0.90
Weighted average fair value of options granted during the year	$15.12	$12.97

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
17	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended September 30, 2008, was $21.6 million (three months ended September 30, 2007 — $15.9 million) and for the nine months ended September 30, 2008, was $58.9 million (nine months ended September 30, 2007 — $68.6 million).

18	Significant customers

During the first nine months of 2008, one customer comprised 11.9% of total revenue (first nine months of 2007 — 11.6%). At September 30, 2008, that same customer represented 4.7% of total accounts receivable (September 30, 2007 — 6.0%).

19	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2008, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the quarter ended March 31, 2008, the Canadian Transportation Agency announced a Decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canada Transportation Act, for the period from August 1, 2007 to July 31, 2008. The Company has applied to the Federal Court of Appeal for leave to appeal the decision. The appeal was heard on October 15 and 16, 2008, and the decision is outstanding at this time. A provision considered adequate by management is maintained for the prospective adjustment. The retroactive component of the adjustment, relating to the period from August 1, 2007 to February 19, 2008, which is estimated to be $23 million, is not considered to be legally supportable and as such a provision has not been made.

Capital commitments

At September 30, 2008, the Company had multi-year capital commitments of $570.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2008 through 2022.

Operating lease commitments

At September 30, 2008, minimum payments under operating leases were estimated at $717.0 million in aggregate, with annual payments in each of the next five years of: 2008 — $37.9 million; 2009 — $120.9 million; 2010 — $98.9 million; 2011 — $86.8 million; 2012 — $80.2 million.

Guarantees

At September 30, 2008, the Company had residual value guarantees on operating lease commitments of $248.2 million. In addition, the Company had residual value guarantees of $12.1 related to the Company’s investment in the DM&E, which include minimum lease payments of $68.0 million, residual value guarantees of $12.1 million, and a line of credit of US$25 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2008, these accruals amounted to $6.1 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
20	Capital disclosures

The Company’s objectives when managing its capital are:
•	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

•	to manage capital in a manner which balances the interests of equity and debt holders;

•	to manage capital in a manner that will maintain compliance with its financial covenants;

•	to manage its long term financing structure to maintain its investment grade rating; and

•	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
The Company defines its capital as follows:
•	shareholders’ equity;

•	long-term debt, including the current portion thereof; and

•	short-term borrowing.
The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

The Company monitors capital using a number of key financial metrics, including:
•	net-debt to net-debt-plus-equity ratio; and

•	interest coverage ratio: earnings before interest and taxes (“EBIT”) to interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Net-debt to net-debt-plus-equity ratio
Net debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
20	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions)	Guidelines	September 30, 2008	September 30, 2007

Long-term debt		$4,140.4	$2,896.4
Long-term debt maturing within one year		248.4	30.9
Short-term borrowing		280.0	—
Less:
Cash and cash equivalents		(97.9)	(339.2)

Net Debt(1)		$4,570.9	$2,588.1

Shareholders’ equity		$5,805.3	$5,161.1
Net debt		4,570.9	2,588.1

Net Debt plus Equity(1)		$10,376.2	$7,749.2

Revenues less operating expenses(2)		$1,058.0	$1,179.4
Less:
Other income and charges(2)		(22.9)	(27.5)
Plus:
Equity income in DM&E(2)		53.2	—

EBIT(1)(2)		$1,088.3	$1,151.9

Net debt		$4,570.9	$2,588.1
Net debt plus equity		$10,376.2	$7,749.2

Net-debt to Net-debt-plus-equity(1)	No more than 50.0%	44.1%	33.4%

EBIT		$1,088.3	$1,151.9
Interest expense		$250.7	$190.7

Interest Coverage Ratio(1)(2)	No less than 4.0	4.3	6.0

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve month basis.
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their guidelines are monitored on a quarterly basis. The interest coverage ratio has decreased during 2008 due to a reduction in year over year earnings and an increase in interest expense associated with the debt assumed in the acquisition of the DM&E. The Company believes that both the interest coverage and net debt to net debt plus equity ratios remain within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to a financial covenant ‘of funded debt to total capitalization’ in the revolver loan agreement and the bridge financing agreement obtained for the acquisition of DM&E. Performance to this financial covenant is well within limits. The Company remains in compliance with all financial covenants.

Summary of Rail Data

Third Quarter					Year-to-date
2008	2007	Variance	%		2008	2007	Variance	%
				Financial (millions, except per share data and ratios) Revenues
$1,239.5	$1,147.6	$91.9	8.0	Freight revenue	$3,557.0	$3,412.6	$144.4	4.2
25.2	40.3	(15.1)	(37.5)	Other revenue	74.9	106.7	(31.8)	(29.8)

1,264.7	1,187.9	76.8	6.5		3,631.9	3,519.3	112.6	3.2

				Operating Expenses
312.3	313.5	(1.2)	(0.4)	Compensation and benefits	956.1	975.8	(19.7)	(2.0)
275.8	185.6	90.2	48.6	Fuel	766.3	550.5	215.8	39.2
49.3	49.6	(0.3)	(0.6)	Materials	171.3	167.6	3.7	2.2
44.4	49.6	(5.2)	(10.5)	Equipment rents	136.4	162.4	(26.0)	(16.0)
120.8	118.0	2.8	2.4	Depreciation and amortization	365.4	355.7	9.7	2.7
158.9	149.9	9.0	6.0	Purchased services and other	483.9	448.6	35.3	7.9

961.5	866.2	95.3	11.0		2,879.4	2,660.6	218.8	8.2

303.2	321.7	(18.5)	(5.8)	Operating income	752.5	858.7	(106.2)	(12.4)
(16.5)	—	(16.5)	—	Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	(40.9)	—	(40.9)	—
2.8	8.1	(5.3)	(65.4)	Other charges	14.4	21.1	(6.7)	(31.8)
64.5	44.9	19.6	43.7	Interest expense	187.3	140.9	46.4	32.9
66.0	78.4	(12.4)	(15.8)	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (1)	138.5	209.0	(70.5)	(33.7)

186.4	190.3	(3.9)	(2.0)	Income before foreign exchange (gains) losses on long-term debt and other specified items (1)	453.2	487.7	(34.5)	(7.1)

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
2.9	(64.3)	67.2	—	FX on LTD	12.4	(161.5)	173.9	—
(9.0)	21.0	(30.0)	—	Income tax on FX on LTD (2)	(12.4)	47.4	(59.8)	—

(6.1)	(43.3)	37.2	—	FX on LTD (net of tax)	—	(114.1)	114.1	—
				Other specified items
28.1	21.5	6.6	—	Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	49.4	21.5	27.9	—
(8.3)	(6.5)	(1.8)	—	Income tax on special charges	(14.6)	(6.5)	(8.1)	—

19.8	15.0	4.8	—	Change in estimated fair value of ABCP (net of tax)	34.8	15.0	19.8	—
—	—	—	—	Income tax benefits due to rate reductions on opening future income tax balances	—	(17.1)	17.1	—

$172.7	$218.6	$(45.9)	(21.0)	Net income	$418.4	$603.9	$(185.5)	(30.7)

				Earnings per share (EPS)
$1.12	$1.43	$(0.31)	(21.7)	Basic earnings per share	$2.72	$3.91	$(1.19)	(30.4)
$1.11	$1.41	$(0.30)	(21.3)	Diluted earnings per share	$2.70	$3.87	$(1.17)	(30.2)
				EPS before FX on LTD and other specified items (1)
$1.21	$1.24	$(0.03)	(2.4)	Basic earnings per share	$2.95	$3.16	$(0.21)	(6.6)
$1.20	$1.23	$(0.03)	(2.4)	Diluted earnings per share	$2.92	$3.13	$(0.21)	(6.7)
153.8	153.2	0.6	0.4	Weighted average (avg)number of shares outstanding (millions)	153.6	154.3	(0.7)	(0.5)
155.1	155.0	0.1	0.1	Weighted avg number of diluted shares outstanding (millions)	155.2	155.9	(0.7)	(0.4)
76.0	72.9	3.1	—	Operating ratio (1) (3) (%)	79.3	75.6	3.7	—
9.1	10.4	(1.3)	—	ROCE before FX on LTD and other specified items (after tax)(1) (3)(%)	9.1	10.4	(1.3)	—
44.1	33.4	10.7	—	Net debt to net debt plus equity (%)	44.1	33.4	10.7	—
$316.9	$313.6	$3.3	1.1	EBIT before FX on LTD and other specified items (1) (3) (millions)	$779.0	$837.6	$(58.6)	(7.0)
$437.7	$431.6	$6.1	1.4	EBITDA before FX on LTD and other specified items (1) (3) (millions)	$1,144.4	$1,193.3	$(48.9)	(4.1)

(1)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(2)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2008	2007	Variance	%		2008	2007	Variance	%
				Commodity Data

				Freight Revenues (millions)
$227.5	$237.8	$(10.3)	(4.3)	- Grain	$662.9	$681.4	$(18.5)	(2.7)
155.5	148.7	6.8	4.6	- Coal	468.0	442.4	25.6	5.8
122.5	113.9	8.6	7.6	- Sulphur and fertilizers	391.1	380.8	10.3	2.7
65.7	68.0	(2.3)	(3.4)	- Forest products	182.1	214.3	(32.2)	(15.0)
197.4	159.3	38.1	23.9	- Industrial and consumer products	550.1	470.0	80.1	17.0
83.1	71.4	11.7	16.4	- Automotive	241.9	242.0	(0.1)	(0.0)
387.8	348.5	39.3	11.3	- Intermodal	1,060.9	981.7	79.2	8.1

$1,239.5	$1,147.6	$91.9	8.0	Total Freight Revenues	$3,557.0	$3,412.6	$144.4	4.2

				Millions of Revenue Ton-Miles (RTM)
6,491	7,614	(1,123)	(14.7)	- Grain	20,764	22,407	(1,643)	(7.3)
5,455	5,400	55	1.0	- Coal	16,659	15,817	842	5.3
4,722	4,967	(245)	(4.9)	- Sulphur and fertilizers	15,704	16,057	(353)	(2.2)
1,458	1,867	(409)	(21.9)	- Forest products	4,421	5,886	(1,465)	(24.9)
4,649	4,228	421	10.0	- Industrial and consumer products	13,791	12,538	1,253	10.0
530	566	(36)	(6.4)	- Automotive	1,723	1,850	(127)	(6.9)
7,381	7,907	(526)	(6.7)	- Intermodal	21,645	22,257	(612)	(2.7)

30,686	32,549	(1,863)	(5.7)	Total RTMs	94,707	96,812	(2,105)	(2.2)

				Freight Revenue per RTM (cents)
3.50	3.12	0.38	12.2	- Grain	3.19	3.04	0.15	4.9
2.85	2.75	0.10	3.6	- Coal	2.81	2.80	0.01	0.4
2.59	2.29	0.30	13.1	- Sulphur and fertilizers	2.49	2.37	0.12	5.1
4.51	3.64	0.87	23.9	- Forest products	4.12	3.64	0.48	13.2
4.25	3.77	0.48	12.7	- Industrial and consumer products	3.99	3.75	0.24	6.4
15.68	12.61	3.07	24.3	- Automotive	14.04	13.08	0.96	7.3
5.25	4.41	0.84	19.0	- Intermodal	4.90	4.41	0.49	11.1

4.04	3.53	0.51	14.4	Freight Revenue per RTM	3.76	3.52	0.24	6.8

				Carloads (thousands)
87.7	100.9	(13.2)	(13.1)	- Grain	267.7	281.4	(13.7)	(4.9)
70.3	70.7	(0.4)	(0.6)	- Coal	212.3	204.2	8.1	4.0
45.4	47.6	(2.2)	(4.6)	- Sulphur and fertilizers	151.1	159.1	(8.0)	(5.0)
23.9	28.1	(4.2)	(14.9)	- Forest products	71.5	88.1	(16.6)	(18.8)
84.3	78.0	6.3	8.1	- Industrial and consumer products	251.6	232.9	18.7	8.0
34.5	38.6	(4.1)	(10.6)	- Automotive	110.9	126.7	(15.8)	(12.5)
324.6	323.5	1.1	0.3	- Intermodal	936.4	923.0	13.4	1.5

670.7	687.4	(16.7)	(2.4)	Total Carloads	2,001.5	2,015.4	(13.9)	(0.7)

				Freight Revenue per Carload
$2,594	$2,357	$237	10.1	- Grain	$2,476	$2,421	$55	2.3
2,212	2,103	109	5.2	- Coal	2,204	2,167	37	1.7
2,698	2,393	305	12.7	- Sulphur and fertilizers	2,588	2,393	195	8.1
2,749	2,420	329	13.6	- Forest products	2,547	2,432	115	4.7
2,342	2,042	300	14.7	- Industrial and consumer products	2,186	2,018	168	8.3
2,409	1,850	559	30.2	- Automotive	2,181	1,910	271	14.2
1,195	1,077	118	11.0	- Intermodal	1,133	1,064	69	6.5

$1,848	$1,669	$179	10.7	Freight Revenue per Carload	$1,777	$1,693	$84	5.0

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2008	2007	Variance	%		2008	2007	Variance	%
				Operations and Productivity

59,866	62,177	(2,311)	(3.7)	Freight gross ton-miles (GTM) (millions)	182,124	184,218	(2,094)	(1.1)
30,686	32,549	(1,863)	(5.7)	Revenue ton-miles (RTM) (millions)	94,707	96,812	(2,105)	(2.2)
16,329	16,136	193	1.2	Average number of active employees	15,875	15,633	242	1.5
16,189	16,037	152	0.9	Number of employees at end of period	16,189	16,037	152	0.9

1.75	2.08	(0.33)	(15.9)	FRA personal injuries per 200,000 employee-hours (1)	1.44	1.98	(0.54)	(27.3)
1.48	2.39	(0.91)	(38.1)	FRA train accidents per million train-miles (1)	1.77	2.17	(0.40)	(18.4)

3.13	2.66	0.47	17.7	Total operating expenses per RTM (cents)	3.04	2.75	0.29	10.5
1.61	1.39	0.22	15.8	Total operating expenses per GTM (cents)	1.58	1.44	0.14	9.7
0.52	0.50	0.02	4.0	Compensation and benefits expense per GTM (cents)	0.52	0.53	(0.01)	(1.9)
3,666	3,853	(187)	(4.9)	GTMs per average active employee (000)	11,472	11,784	(312)	(2.6)

13,007	13,260	(253)	(1.9)	Miles of road operated at end of period (2)	13,007	13,260	(253)	(1.9)

23.9	23.8	0.1	0.4	Average train speed — AAR definition (mph)	23.8	23.5	0.3	1.3
21.3	20.1	1.2	6.0	Terminal dwell time — AAR definition (hours)	22.3	21.9	0.4	1.8
145.2	147.4	(2.2)	(1.5)	Car miles per car day	143.5	143.1	0.4	0.3
86.1	81.3	4.8	5.9	Average daily total cars on-line — AAR definition (000)	84.3	81.4	2.9	3.6
53.3	55.7	(2.4)	(4.3)	Average daily active cars on-line (000) (1)	55.4	57.9	(2.5)	(4.3)

1.13	1.16	(0.03)	(2.6)	U.S. gallons of locomotive fuel per 1,000 GTMs—freight & yard (1)	1.20	1.20	—	—
67.1	71.9	(4.8)	(6.7)	U.S. gallons of locomotive fuel consumed — total (millions) (3)	217.0	221.0	(4.0)	(1.8)

0.966	0.941	0.025	2.7	Average foreign exchange rate (US$/Canadian$)	0.988	0.897	0.091	10.1
1.035	1.063	(0.028)	(2.6)	Average foreign exchange rate (Canadian$/US$)	1.012	1.115	(0.103)	(9.2)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.